Exhibit 99.1

PRELIMINARY NOTE

The unaudited condensed Consolidated Financial Statements for the three-month and six-month periods ended June 30, 2018, included herein, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements are presented in U.S. dollars. Effective in the third quarter of 2017, Cellectis changed the presentation currency of its consolidated financial statements from euro to the U.S. dollar in order to enhance comparability with its peers, which primarily present their financial statements in U.S. dollars. All references in this interim report to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars,” and “USD” mean U.S. dollars and all references to “€” and “euros” mean euros, unless otherwise noted.

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act. All statements other than present and historical facts and conditions contained in this interim report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this interim report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those projected in any forward-looking statement. Factors that may cause actual results to differ from those in any forward-looking statement include, without limitation, those described under “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 13, 2018 (the “Annual Report”). As a result of these factors, we cannot assure you that the forward-looking statements in this interim report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

We own various trademark registrations and applications, and unregistered trademarks and service marks, including “Cellectis®”, “TALEN®” and our corporate logos, and all such trademarks and service marks appearing in this interim report are the property of Cellectis. The trademark “Calyxt™” is owned by Calyxt. All other trade names, trademarks and service marks of other companies appearing in this interim report are the property of their respective holders. Solely for convenience, the trademarks and trade names in this interim report may be referred to without the ® and ™ symbols, but such references, or the failure of such symbols to appear, should not be construed as any indication that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

As used in this interim report, the terms “Cellectis,” “we,” “our,” “us,” and “the Company” refer to Cellectis S.A. and its subsidiaries, taken as a whole, unless the context otherwise requires. References to “Calyxt” refer to Calyxt, Inc.

PART I – FINANCIAL INFORMATION

Item 1.	Condensed Financial Statements (Unaudited)

Cellectis S.A.

INTERIM STATEMENTS OF CONSOLIDATED FINANCIAL POSITION

$ in thousands

		As of
	Notes	December 31, 2017 as restated (*)	June 30, 2018
ASSETS
Non-current assets
Intangible assets		1,431	1,386
Property, plant, and equipment	5	7,226	7,437
Other non-current financial assets		1,004	667

Total non-current assets		9,661	9,490

Current assets
Inventories		250	231
Trade receivables	6.1	2,753	2,486
Subsidies receivables	6.2	9,524	14,459
Other current assets	6.3	13,713	16,313
Current financial assets	7.1	40,602	19,872
Cash and cash equivalents	7.2	256,380	471,215

Total current assets		323,221	524,576

TOTAL ASSETS		332,882	534,066

LIABILITIES

Shareholders’ equity
Share capital	11	2,367	2,764
Premiums related to the share capital	11	614,037	816,363
Treasury share reserve		(297)	(587)
Currency translation adjustment		1,834	(11,534)
Retained earnings (deficit)		(253,702)	(326,856)
Net income (loss)		(99,368)	(32,422)

Total shareholders’ equity - Group Share		264,872	447,728
Non-controlling interests		19,113	41,046

Total shareholders’ equity		283,985	488,774
Non-current liabilities
Non-current financial liabilities	8	13	231
Non-current provisions	14	3,430	3,054

Total non-current liabilities		3,443	3,285

Current liabilities
Current financial liabilities	8	21	772
Trade payables	8	9,460	12,734
Deferred revenues and deferred income	10	27,975	20,400
Current provisions	14	1,427	1,394
Other current liabilities	9	6,570	6,709

Total current liabilities		45,453	42,008

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		332,882	534,066

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

(*)	2017 Interim consolidated financial statements have been restated for the purpose of IFRS15 application. Reconciliation between interim consolidated financial statements presented in previous periods and 2018 interim consolidated financial statements is available in Note 2.2.

Cellectis S.A.

UNAUDITED STATEMENTS OF CONSOLIDATED OPERATIONS

For the six-month period ended June 30,

$ in thousands, except per share amounts

		For the six-month period ended June 30,
	Notes	2017	2018
Revenues and other income
Revenues	3.1	13,239	11,076
Other income	3.1	6,043	5,340

Total revenues and other income		19,283	16,417

Operating expenses
Royalty expenses	3.2	(1,176)	(1,138)
Research and development expenses	3.2	(38,216)	(36,441)
Selling, general and administrative expenses	3.2	(19,754)	(25,224)
Other operating income (expenses)		258	(171)

Total operating expenses		(58,888)	(62,975)

Operating income (loss)		(39,606)	(46,558)

Financial gain (loss)		(6,567)	10,040

Income tax		—	—

Net income (loss)		(46,173)	(36,518)

Attributable to shareholders of Cellectis		(46,173)	(32,422)
Attributable to non-controlling interests		—	(4,096)
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis	13
Basic net income (loss) per share ($ /share)		(1.30)	(0.83)
Diluted net income (loss) per share ($ /share)		(1.30)	(0.83)

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

For the six-month period ended June 30,

$ in thousands

	For the six-month period ended June 30,
	2017	2018
Net income (loss)	(46,173)	(36,518)

Actuarial gains and losses	—	—

Other comprehensive income (loss) that will not be reclassified subsequently to income or loss	—	—

Currency translation adjustment	14,977	(14,060)

Other comprehensive income (loss) that will be reclassified subsequently to income or loss	14,977	(14,060)

Total Comprehensive income (loss)	(31,196)	(50,578)

Attributable to shareholders of Cellectis	(31,203)	(45,791)
Attributable to non-controlling interests	7	(4,787)

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

Cellectis S.A.

UNAUDITED STATEMENTS OF CONSOLIDATED OPERATIONS

For the three-month period ended June 30,

$ in thousands, except per share amounts

	For the three-month period ended June 30,
	2017	2018
Revenues and other income
Revenues	6,494	5,049
Other income	2,474	3,295

Total revenues and other income	8,968	8,343

Operating expenses
Royalty expenses	(563)	(559)
Research and development expenses	(18,607)	(18,042)
Selling, general and administrative expenses	(10,018)	(11,248)
Other operating income (expenses)	371	(189)

Total operating expenses	(28,818)	(30,039)

Operating income (loss)	(19,850)	(21,696)

Financial gain (loss)	(6,652)	11,958

Net income (loss)	(26,502)	(9,738)

Attributable to shareholders of Cellectis	(26,502)	(7,256)
Attributable to non-controlling interests	—	(2,482)
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis
Basic net income (loss) per share ( $ /share)	(0.75)	(0.17)
Diluted net income (loss) per share ( $ /share)	(0.75)	(0.17)

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

For the three-month period ended June 30,

$ in thousands

	For the three-month period ended June 30,
	2017	2018
Net income (loss)	(26,502)	(9,738)

Actuarial gains and losses	—	—

Other comprehensive income (loss) that will not be reclassified subsequently to income or loss	—	—

Currency translation adjustment	12,394	(18,186)

Other comprehensive income (loss) that will be reclassified subsequently to income or loss	12,394	(18,186)

Total Comprehensive income (loss)	(14,108)	(27,924)

Attributable to shareholders of Cellectis	(14,114)	(24,615)

Attributable to non-controlling interests	5	(3,310)

Cellectis S.A.

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED CASH FLOWS

For the six-month period ended June 30,

$ in thousands

		For the six-month period ended June 30,
	Notes	2017	2018
Cash flows from operating activities
Net loss for the period		(46,173)	(36,518)

Reconciliation of net loss and of the cash provided by (used in) operating activities
Adjustments for
Amortization and depreciation		1,289	1,262
Net loss (income) on disposals		3	67
Net financial loss (gain)		6,567	(10,040)
Expenses related to share-based payments		26,063	21,023
Provisions		(158)	(342)
Interest (paid) / received		562	3,354

Operating cash flows before change in working capital		(11,847)	(21,194)

Decrease (increase) in inventories		(2)	12
Decrease (increase) in trade receivables and other current assets		(7,450)	(2,695)
Decrease (increase) in subsidies receivables		(5,699)	(5,086)
(Decrease) increase in trade payables and other current liabilities		6,645	3,509
(Decrease) increase in deferred income		(8,967)	(7,069)

Change in working capital		(15,474)	(11,330)

Net cash flows provided by (used in) operating activities		(27,321)	(32,523)

Cash flows from investment activities
Proceeds from disposal of property, plant and equipment		—	20
Acquisition of intangible assets		(90)	1
Acquisition of property, plant and equipment		(1,281)	(1,186)
Net change in non-current financial assets		(123)	277
Sale (Acquisition) of current financial assets		(2,341)	20,192

Net cash flows provided by (used in) investing activities		(3,835)	19,304

Cash flows from financing activities
Increase in share capital net of transaction costs		1,033	185,992
Shares of Calyxt issued to third parties		—	48,761
Decrease in borrowings		(19)	(45)
Treasury shares		117	(291)

Net cash flows provided by financing activities		1,131	234,417

(Decrease) increase in cash		(30,025)	221,198

Cash and cash equivalents at the beginning of the year		254,568	256,380

Effect of exchange rate changes on cash		6,729	(6,364)

Cash and cash equivalents at the end of the period	7	231,271	471,215

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

Cellectis S.A.

UNAUDITED STATEMENTS OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY

For the six-month period ended June 30,

$ in thousands, except share data

		Share Capital Ordinary Shares							Equity
	Notes	Number of shares	Amount	Premiums related to share capital	Treasury shares reserve	Currency translation adjustment	Retained earnings (deficit)	Income (Loss)	attributable to shareholders of Cellectis	Non controlling interests	Total Shareholders’ Equity
As of January 1, 2017, as restated (*)		35,335,060	2,332	568,185	(416)	(22,086)	(209,651)	(67,255)	271,109	1,876	272,984
Net Loss		—	—	—	—	—	—	(46,173)	(46,173)		(46,173)
Other comprehensive income (loss)		—	—	—	—	14,970	—	—	14,970	7	14,977

Total comprehensive income (loss)		—	—	—	—	14,970	—	(46,173)	(31,203)	7	(31,196)
Allocation of prior period loss		—	—	—	—	—	(67,255)	67,255	—	—	—
Capital Increase	14.1	466,950	25	—	—	—	(25)	—	—	—	—
Treasury shares		—	—	—	117	—	—	—	117	—	117
Exercise of share warrants and employee warrants		60,247	3	1,030	—	—	—	—	1,033	—	1,033
Non-cash stock-based compensation expense	12	—	—	24,387	—	—	—	—	24,387	1,676	26,063
Other movements		—	—	(35)	—	—	(1)	—	(37)	—	(37)

As of June 30, 2017, as restated (*)		35,862,257	2,361	593,566	(299)	(7,116)	(276,933)	(46,173)	265,406	3,558	268,964

As of January 1, 2018, as restated (*)		35,960,062	2,367	614,037	(297)	1,834	(253,702)	(99,368)	264,872	19,113	283,985
Net Loss		—	—	—	—	—	—	(32,422)	(32,422)	(4,096)	(36,518)
Other comprehensive income (loss)		—	—	—	—	(13,369)	—	—	(13,369)	(691)	(14,060)

Total comprehensive income (loss)		—	—	—	—	(13,369)	—	(32,422)	(45,791)	(4,787)	(50,578)
Allocation of prior period loss		—	—	—	—	—	(99,368)	99,368	—	—	—
Capital Increase		6,146,000	379	178,171	—	—	—	—	178,550	—	178,550
Transaction with subsidiaries (1)		—	—	—	—	—	26,299	—	26,299	22,463	48,761
Treasury shares		—	—	—	(291)	—	—	—	(291)	—	(291)
Exercise of share warrants, employee warrants and stock options	11	300,306	18	7,424	—	—	—	—	7,442	—	7,442
Non-cash stock-based compensation expense	12	—	—	16,730	—	—	—	—	16,730	4,293	21,023
Other movements		—	—	—	—	—	(84)	—	(84)	(36)	(120)

As of June 30, 2018		42,406,368	2,764	816,363	(587)	(11,534)	(326,856)	(32,422)	447,728	41,046	488,774

(1)	Correspond to the impact of Calyxt follow-on offering and stock options exercises during the period.

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

(*)	2017 Interim consolidated financial statements have been restated for the purpose of IFRS15 application. Reconciliation between interim consolidated financial statements presented in previous periods and 2018 interim consolidated financial statements is available in Note 2.2.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2018

Note 1. The Company

Cellectis S.A. (hereinafter “Cellectis” or “we”) is a limited liability company (“société anonyme”) registered and domiciled in Paris, France. We are a clinical-stage biotechnological company, employing our core proprietary technologies to develop best-in-class products in the emerging field of immuno-oncology. Our product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancers. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. In addition to our focus on immuno-oncology, we are exploring the use of our gene-editing technologies in other therapeutic applications, as well as through our subsidiary, Calyxt, to develop healthier food products for a growing population.

Note 2. Accounting principles

2.1 Basis for preparation

The Interim Consolidated Financial Statements of Cellectis as of June 30, 2018 and for the three-month and six-month periods ended June 30, 2018 were approved by our Board of Directors on August 1, 2018.

The Interim Consolidated Financial Statements are presented in U.S. dollars. See Note 2.3.

The Interim Consolidated Financial Statements as of June 30, 2018 and for the three-month and six-month periods ended June 30, 2018 have been prepared in accordance with IAS 34 Interim Financial Reporting, as endorsed by the International Accounting Standards Board (“IASB”).

The Interim Consolidated Financial Statements as of June 30, 2018 and for the three-month and six-month periods ended June 30, 2018 have been prepared using the same accounting policies and methods as those applied for the year ended December 31, 2017.

IFRS include International Financial Reporting Standards (“IFRS”), International Accounting Standards (“the IAS”), as well as the interpretations issued by the Standards Interpretation Committee (“the SIC”), and the International Financial Reporting Interpretations Committee (“IFRIC”).

Application of new or amended standards or new amendments

The following pronouncements and related amendments have been adopted by us from January 1, 2018 but had no significant impact on the Interim Consolidated Financial Statements:

•	IFRS 9 “Financial Instruments” (applicable for periods beginning after January 1, 2018)

•	Amendments to IFRS 2 “Classification and Measurement of Share-based Payment Transactions” (applicable for periods beginning after January 1, 2018)

•	IFRIC 22 “Foreign Currency Transactions and Advance Consideration” (applicable for periods beginning after January 1, 2018)

Standards, interpretations and amendments issued but not yet effective

The following pronouncements and related amendments are applicable for first quarter accounting periods beginning after January 1, 2019. We do not anticipate that the adoption of the next two pronouncements and amendments will have a material impact on our results of operations, financial position or cash flows.

•	Amendment to IFRS 9 “Financial Instruments – Prepayment Features with Negative Compensation” (applicable for periods beginning after January 1, 2019)

•	IFRIC 23 “Uncertainty over Income Tax Treatments” (applicable for periods beginning after January 1, 2019)

IFRS 16 “Leases” is applicable for annual periods beginning on or after January 1, 2019. The new IFRS16 standard aligns the accounting treatment of operating leases with that already applied to finance leases (i.e. recognition in the balance sheet of future lease payments and the associated rights of use). Cellectis is assessing the potential impact on its consolidated financial statements resulting from the application of IFRS 16. Commitments related to facility leases and sale and lease back arrangements are disclosed in note 15. A number of these contracts might be required to be recorded on the statement of financial position (as a “right-of-use” asset and the related financial obligation) under IFRS16. We are evaluating the impact of adopting this standard.

2.2 IFRS15 application

IFRS 15 “Revenue from Contracts with Customers” establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 “Revenue”. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018.

The different categories of contracts with customers of Cellectis, which have been reviewed are :

•	Collaboration agreements and;

•	Licensing agreements.

Cellectis applies IFRS 15 with effect from January 1, 2018 using the retrospective method. The application of IFRS 15 leads to a deferral of collaboration revenue (specifically milestone payments) from fiscal year 2015 with a negative opening equity adjustment of $1.9 million as of December 31, 2017. Except for this opening equity impact presented below, IFRS 15 has no impact in the financial statements for fiscal years 2016 and 2017.

	December 31, 2017 as presented	IFRS 15 restatement	December 31, 2017 as restated
Total non-current assets	9,661	—	9,661

Total current assets	323,221	—	323,221

TOTAL ASSETS	332,882	—	332,882

Shareholders’ equity			—
Share capital	2,367	—	2,367
Premiums related to the share capital	614,037	—	614,037
Treasury share reserve	(297)	—	(297)
Currency translation adjustment	1,978	(144)	1,834
Retained earnings (deficit)	(251,927)	(1,775)	(253,702)
Net income (loss)	(99,368)	—	(99,368)

Total shareholders’ equity - Group Share	266,791	(1,919)	264,873
Non-controlling interests	19,113	—	19,113

Total shareholders’ equity	285,904	(1,919)	283,985

Total non-current liabilities	3,443	—	3,443

Current liabilities			—
Current financial liabilities	21	—	21
Trade payables	9,460	—	9,460
Deferred revenues and deferred income	26,056	1,919	27,975
Current provisions	1,427	—	1,427
Other current liabilities	6,570	—	6,570

Total current liabilities	43,534	1,919	45,453

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	332,882	—	332,882

	Share Capital Ordinary Shares							Equity
	Number of shares	Amount	Premiums related to share capital	Treasury shares reserve	Currency translation adjustment	Retained earnings (deficit)	Income (Loss)	attributable to shareholders of Cellectis	Non controlling interests	Total Shareholders’ Equity
As of January 1, 2017, as presented	35,335,060	2,332	568,185	(416)	(22,174)	(207,875)	(67,255)	272,795	1,876	274,671
IFRS 15 restatement	—	—	—	—	89	(1,775)	—	(1,687)	—	(1,687)
As of January 1, 2017, as restated	35,335,060	2,332	568,185	(416)	(22,086)	(209,651)	(67,255)	271,109	1,876	272,984

	Share Capital Ordinary Shares							Equity
	Number of shares	Amount	Premiums related to share capital	Treasury shares reserve	Currency translation adjustment	Retained earnings (deficit)	Income (Loss)	attributable to shareholders of Cellectis	Non controlling interests	Total Shareholders’ Equity
As of January 1, 2018, as presented	35,960,062	2,367	614,037	(297)	1,978	(251,927)	(99,368)	266,791	19,113	285,904
IFRS 15 restatement	—	—	—	—	(144)	(1,775)	—	(1,919)	—	(1,919)
As of January 1, 2018, as restated	35,960,062	2,367	614,037	(297)	1,834	(253,702)	(99,368)	264,872	19,113	283,985

	As of December 31,	IFRS 15	As of December 31,
	2017, as presented	restatement	2017, as restated
	$ in thousands
Deferred revenues	26,056	1,919	27,975

Total Deferred revenue and deferred income	26,056	1,919	27,975

2.3 Currency of the financial statements

The Interim Consolidated Financial Statements are presented in U.S. dollars, which differs from the functional currency of Cellectis, which is the euro. We decided to change the reporting currency from euro to U.S. dollars in the third quarter 2017, using the retrospective method. We believe that this change will enhance the comparability with peers which primarily present their financial statements in U.S. dollars. Please refer to the Annual Report on Form 20-F for further information.

All financial information (unless indicated otherwise) is presented in thousands of U.S. dollars.

The statements of financial position of consolidated entities having a functional currency different from the U.S. dollar are translated into U.S. dollars at the closing exchange rate (spot exchange rate at the statement of financial position date) and the statements of operations, statements of comprehensive income (loss) and statements of cash flow of such consolidated entities are translated at the average period to date exchange rate. The resulting translation adjustments are included in equity under the caption “Other comprehensive income (loss)” in the Consolidated Statements of Changes in Shareholders’ Equity.

2.4 Consolidated entities and non-controlling interests

Consolidated entities

For the year ended December 31, 2017, and for the six-month period ended June 30, 2018 the consolidated group of companies (sometimes referred to as the “Group”) includes Cellectis S.A., Cellectis, Inc. and Calyxt, Inc.

As of December 31, 2017, Cellectis S.A. owned 100% of Cellectis, Inc. and approximately 79.7% of Calyxt’s outstanding shares of common stock. As of June 30, 2018, Cellectis S.A. owns 100% of Cellectis, Inc. and approximately 70.24% of Calyxt’s outstanding shares of common stock

Until July 25, 2017, Cellectis S.A. fully owned Calyxt, Inc. On July 25, 2017, Calyxt closed its IPO with $64.4 million in gross proceeds inclusive of $20.0 million from Cellectis’ purchase of shares in the IPO. On May 22, 2018, Calyxt closed a follow-on offering with $60.9 million in gross proceeds, inclusive of $8.25 million from Cellectis’ purchase of shares in the follow-on offering. Calyxt’s shares of common stock are traded on NASDAQ under the symbol “CLXT”.

Non-controlling interests

Non-controlling shareholders hold a 20.3% interest in Calyxt Inc. as of December 31, 2017 and a 29,76% interest in Calyxt Inc. as of June 30, 2018. These non-controlling interests were generated at the closing of Calyxt’s IPO on July 25, 2017 and at the closing of Calyxt’s follow-on offering on May 22, 2018.

Note 3. Information concerning the Group’s Consolidated Operations

3.1 Revenues and other income

3.1.1 For the six-month periods ended June 30

Revenues by country of origin and other income

	For the six-month period ended June 30,
	2017	2018
	$ in thousands
From France	12,962	10,869
From USA (1)	278	207

Revenues	13,239	11,076

Research tax credit	5,898	5,283
Subsidies and other	145	57

Other income	6,043	5,340

Total revenues and other income	19,283	16,417

(1)	Revenues from USA concern Calyxt only.

Revenues by nature

	For the six-month period ended June 30,
	2017	2018
	$ in thousands
Recognition of previously deferred upfront payments	7,311	7,291
Other revenues	4,838	2,552

Collaboration agreements	12,149	9,842

Licenses	1,060	1,219
Products & services	30	15

Total revenues	13,239	11,076

3.1.2 For the three-month periods ended June 30

Revenues by country of origin and other income

	For the three-month period ended June 30,
	2017	2018
	$ in thousands
From France	6,269	4,855
From USA (1)	225	194

Revenues	6,494	5,049

Research tax credit	2,353	3,270
Subsidies and other	121	25

Other income	2,474	3,295

Total revenues and other income	8,968	8,343

(1)	Revenues from USA concern Calyxt only.

Revenues by nature

	For the three-month period ended June 30,
	2017	2018
	$ in thousands
Recognition of previously deferred upfront payments	3,853	3,509
Other revenues	1,992	858

Collaboration agreements	5,845	4,366

Licenses	630	668
Products & services	19	14

Total revenues	6,494	5,049

3.2 Operating expenses

3.2.1 For the six-month periods ended June 30

	For the six-month period ended June 30,
	2017	2018
	$ in thousands
Royalty expenses	(1,176)	(1,138)

	For the six-month period ended June 30,
	2017	2018
	$ in thousands
Research and development expenses
Wages and salaries	(6,090)	(7,759)
Non-cash stock based compensation expense	(13,575)	(9,316)

Personnel expenses	(19,665)	(17,075)

Purchases and external expenses	(17,539)	(18,913)
Other	(1,012)	(452)

Total research and development expenses	(38,216)	(36,441)

	For the six-month period ended June 30,
	2017	2018
	$ in thousands
Selling, general and administrative expenses
Wages and salaries	(3,033)	(5,282)
Non-cash stock based compensation expense	(12,487)	(11,708)

Personnel expenses	(15,520)	(16,990)

Purchases and external expenses	(3,663)	(7,127)
Other	(571)	(1,107)

Total selling, general and administrative expenses	(19,754)	(25,224)

	For the six-month period ended June 30,
	2017	2018
	$ in thousands
Personnel expenses
Wages and salaries	(9,123)	(13,042)
Non-cash stock based compensation expense	(26,063)	(21,023)

Total personnel expenses	(35,186)	(34,065)

3.2.2 For the three-month periods ended June 30

	For the three-month period ended June 30,
	2017	2018
	$ in thousands
Royalty expenses	(563)	(559)

	For the three-month period ended June 30,
	2017	2018
	$ in thousands
Research and development expenses
Wages and salaries	(3,115)	(3,842)
Non-cash stock based compensation expense	(6,109)	(4,581)

Personnel expenses	(9,225)	(8,422)

Purchases and external expenses	(8,853)	(9,991)
Other	(529)	371

Total research and development expenses	(18,607)	(18,042)

	For the three-month period ended June 30,
	2017	2018
	$ in thousands
Selling, general and administrative expenses
Wages and salaries	(1,544)	(2,415)
Non-cash stock based compensation expense	(6,310)	(4,466)

Personnel expenses	(7,855)	(6,881)

Purchases and external expenses	(1,828)	(3,710)
Other	(335)	(657)

Total selling, general and administrative expenses	(10,018)	(11,248)

	For the three-month period ended June 30,
	2017	2018
	$ in thousands
Personnel expenses
Wages and salaries	(4,659)	(6,257)
Non cash stock based compensation expense	(12,420)	(9,046)

Total personnel expenses	(17,079)	(15,303)

3.3 Reportable segments

Accounting policies

Reportable segments are identified as components of an enterprise that have discrete financial information available for evaluation by the Chief Operating Decision Maker (“CODM”), for purposes of performance assessment and resource allocation.

Cellectis’ CODM is composed of:

•	The Chairman and Chief Executive Officer;

•	The Chief Operating Officer;

•	The Executive Vice President Technical Operations;

•	The Chief Scientific Officer;

•	The Chief Financial Officer;

•	The Vice President Business Development;

•	The General Counsel;

•	The Senior Vice President Research and Development and Chief Medical Officer;

•	The Chief Regulatory & Compliance Officer; and

•	The Chief Executive Officer of Calyxt, Inc.

We view our operations and manage our business in two operating and reportable segments that are engaged in the following activities:

•	Therapeutics: This segment is focused on the development (i) of products in the field of immuno-oncology and (ii) of novel therapies outside immuno-oncology to treat other human diseases. This approach is based on our gene editing and Chimeric Antigen Receptors (“CARs”) technologies. All these activities are supported by Cellectis S.A. and Cellectis, Inc. The operations of Cellectis S.A., the parent company, are presented entirely in the Therapeutics segment which also comprises research and development, management and support functions.

•	Plants: This segment is focused on creating healthier specialty food ingredients and agriculturally advantageous food crops through the use of gene editing technology for plants. It corresponds to the activity of our U.S.-based majority-owned subsidiary, Calyxt, Inc., which is currently based in Roseville, Minnesota (USA).

There are inter-segment transactions between the two reportable segments, including allocation of corporate general and administrative expenses by Cellectis S.A. and the allocation of research and development expenses to the reportable segments.

With respect to corporate general and administrative expenses, Cellectis S.A. provides Calyxt, Inc. with general sales and administrative functions, accounting and finance functions, investor relations, intellectual property, legal advice, human resources, communication and information technology pursuant to a management agreement. Under the management agreement, Cellectis S.A. charges Calyxt, Inc. in euros at cost plus a mark-up ranging between zero to 10%, depending on the nature of the service. Amounts due to Cellectis S.A. pursuant to inter-segment transactions bear interest at a rate of the 12-month Euribor plus 5% per annum.

The intersegment revenues represent the transactions between segments. Intra-segment transactions are eliminated within a segment’s results and intersegment transactions are eliminated in consolidation as well as in key performance indicators by reportable segment.

Information related to each reportable segment is set out below. Segment revenues and other income, research and development expenses, selling, general and administrative expenses, and royalties and other operating income and expenses, and adjusted net income (loss) attributable to shareholders of Cellectis (which does not include non-cash stock-based compensation expense) are used by the CODM for purposes of making decisions about allocating resources to the segments and assessing their performance. The CODM does not review any asset or liability information by segment or by region.

Adjusted net income (loss) attributable to shareholders of Cellectis S.A. is not a measure calculated in accordance with IFRS. Because adjusted net income (loss) attributable to shareholders of Cellectis excludes non-cash stock based compensation expense—a non-cash expense, our management believes that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure.

Details of key performance indicators by reportable segment for the six-month periods ended June 30,

	For the six-month period ended June 30, 2017			For the six-month period ended June 30, 2018
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
External revenues	278	12,961	13,239	207	10,869	11,076
External other income	125	5,918	6,043	—	5,340	5,340

External revenues and other income	403	18,880	19,283	207	16,209	16,417

Royalty expenses	(66)	(1,110)	(1,176)	(1)	(1,137)	(1,138)
Research and development expenses	(2,398)	(35,818)	(38,216)	(3,360)	(33,081)	(36,441)
Selling, general and administrative expenses	(3,820)	(15,934)	(19,754)	(9,382)	(15,842)	(25,224)
Other operating income and expenses	(10)	268	258	(21)	(150)	(171)

Total operating expenses	(6,293)	(52,595)	(58,888)	(12,764)	(50,211)	(62,975)

Operating income (loss) before tax	(5,890)	(33,715)	(39,606)	(12,557)	(34,002)	(46,558)

Financial gain (loss)	(177)	(6,391)	(6,567)	83	9,957	10,040

Net income (loss)	(6,067)	(40,106)	(46,173)	(12,474)	(24,044)	(36,518)

Non controlling interests	—	—	—	4,096	—	4,096

Net income (loss) attributable to shareholders of Cellectis	(6,067)	(40,106)	(46,173)	(8,377)	(24,044)	(32,422)

R&D non-cash stock-based expense attributable to shareholder of Cellectis	272	13,303	13,575	535	8,554	9,089
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	1,403	11,084	12,487	2,480	8,177	10,657

Adjustment of share-based compensation attributable to shareholders of Cellectis	1,676	24,387	26,063	3,015	16,730	19,746

Adjusted net income (loss) attributable to shareholders of Cellectis	(4,391)	(15,719)	(20,110)	(5,362)	(7,314)	(12,676)

Depreciation and amortization	(268)	(1,021)	(1,289)	(371)	(900)	(1,271)
Additions to tangible and intangible assets	604	1,109	1,713	620	631	1,251

Details of key performance indicators by reportable segment for the three-month periods ended June 30,

	For the three-month period ended June 30, 2017			For the three-month period ended June 30, 2018
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
Revenues	227	6,269	6,494	194	4,855	5,049
Other income	127	2,347	2,474	—	3,295	3,295

External revenues and other income	352	8,616	8,968	194	8,150	8,343

Royalty expenses	(68)	(495)	(563)	3	(562)	(559)
Research and development expenses	(1,248)	(17,360)	(18,607)	(1,802)	(16,241)	(18,042)
Selling, general and administrative expenses	(2,431)	(7,588)	(10,018)	(3,757)	(7,491)	(11,248)
Other operating income and expenses	(8)	379	371	21	(211)	(189)

Total operating expenses	(3,754)	(25,063)	(28,818)	(5,534)	(24,504)	(30,039)

Operating income (loss) before tax	(3,402)	(16,449)	(19,850)	(5,341)	(16,354)	(21,696)

Financial gain (loss)	(110)	(6,543)	(6,652)	(64)	12,022	11,958

Net income (loss)	(3,511)	(22,990)	(26,502)	(5,405)	(4,332)	(9,738)

Non controlling interests	—	—	—	2,482	—	2,482

Net income (loss) attributable to shareholders of Cellectis	(3,511)	(22,990)	(26,502)	(2,923)	(4,332)	(7,256)

R&D non-cash stock-based expense attributable to shareholder of Cellectis	171	5,941	6,112	183	4,274	4,457
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	1,281	5,028	6,309	318	3,733	4,051

Adjustment of share-based compensation attributable to shareholders of Cellectis	1,451	10,969	12,421	501	8,007	8,508

Adjusted net income (loss) attributable to shareholders of Cellectis	(2,060)	(12,022)	(14,082)	(2,422)	3,675	1,252

Depreciation and amortization	(136)	(520)	(657)	(213)	(428)	(642)
Additions to tangible and intangible assets	293	487	781	492	83	575

Reconciliation of Plant result of operations

Since Calyxt, Inc., the agricultural biotechnology subsidiary of Cellectis, is a U.S. entity, its financial statements have been prepared in accordance with U.S. GAAP. However, the Plant segment operations, as previously described, have been prepared in accordance with IFRS. The tables below present a reconciliation of the main figures of results of operations for our Plant segment.

Reconciliation of Plant Segment result of operations for the six-month period ended June 30, 2018

$ in thousands	For the six-month period ended June 30, 2018
	Cellectis Consolidated financial statements Reportable segments note (IFRS)	Non cash stock-based compensation booked in IFRS (1)	Non cash stock-based compensation in US GAAP (1)	Intersegment transactions (2)	Reclassifications (3)	Other (4)	Calyxt Stand alone financial statements (US GAAP)
External revenues and other income	207	—	—	—	—	—	207

Research and development expenses	(3,360)	762	(985)	—	(603)	—	(4,186)
Selling, general and administrative expenses	(9,382)	3,531	(1,443)	(1,260)	241	505	(7,809)
Royalties and other operating income and expenses	(22)	—	—	—	22	—	—

Total operating expenses	(12,764)	4,293	(2,428)	(1,260)	(340)	505	(11,995)

Operating income (loss) before tax	(12,557)	4,293	(2,428)	(1,260)	(340)	505	(11,788)

Financial gain (loss)	83	—	—	(29)	340	(552)	(158)

Net income (loss)	(12,474)	4,293	(2,428)	(1,289)	—	(48)	(11,946)

Reconciliation of Plant Segment result of operations for the six-month period ended June 30, 2017

$ in thousands	For the six-month period ended June 30, 2017
	Cellectis Consolidated financial statements Reportable segments note (IFRS)	Non cash stock-based compensation booked in IFRS (1)	Non cash stock-based compensation in US GAAP (1)	Intersegment transactions (2)	Reclassifications (3)	Other (4)	Calyxt Stand alone financial statements (US GAAP)
External revenues and other income	403	—	—	85	(208)	(1)	278

Research and development expenses	(2,398)	272	(257)	—	(301)	(36)	(2,719)
Selling, general and administrative expenses	(3,820)	1,403	(435)	(1,133)	412	(16)	(3,588)
Royalties and other operating income and expenses	(76)	—	—	(32)	96	11	—

Total operating expenses	(6,293)	1,676	(692)	(1,164)	207	(41)	(6,307)

Operating income (loss) before tax	(5,890)	1,676	(692)	(1,080)	(1)	(43)	(6,029)

Financial gain (loss)	(177)	—	—	(8)	1	(14)	(198)

Net income (loss)	(6,067)	1,676	(692)	(1,088)	—	(57)	(6,227)

Reconciliation of Plant Segment result of operations for the three month period ended June 30, 2018

	For the three-month period ended June 30, 2018
$ in thousands	Cellectis Consolidated financial statements Reportable segments note (IFRS) (IFRS)	Non cash stock-based compensation booked in IFRS (1)	Non cash stock-based compensation in US GAAP (1)	Intersegment transactions (2)	Reclassifications (3)	Other (4)	Calyxt Stand alone financial statements (US GAAP)
External revenues and other income	194	—	—	(48)	53	(1)	196

Research and development expenses	(1,802)	307	(1,368)	—	(228)	—	(3,093)
Selling, general and administrative expenses	(3,757)	733	(1,020)	(646)	(219)	317	(4,595)
Royalties and other operating income and expenses	24	—	—	—	(23)	—	—

Total operating expenses	(5,534)	1,039	(2,388)	(646)	(470)	317	(7,688)

Operating income (loss) before tax	(5,341)	1,039	(2,388)	(694)	(417)	316	(7,492)

Financial gain (loss)	(64)	—	—	(49)	417	(386)	(84)

Net income (loss)	(5,405)	1,039	(2,388)	(742)	0	(70)	(7,576)

Reconciliation of Plant Segment result of operations for the three month period ended June 30, 2017

$ in thousands	For the three-month period ended June 30, 2017
	Cellectis Consolidated financial statements Reportable segments note (IFRS)	Non cash stock-based compensation booked in IFRS (1)	Non cash stock-based compensation in US GAAP (1)	Intersegment transactions (2)	Reclassifications (3)	Other (4)	Calyxt Stand alone financial statements (US GAAP)
External revenues and other income	352	—	—	45	(171)	(3)	223

Research and development expenses	(1,248)	170	(126)	—	(187)	(63)	(1,453)
Selling, general and administrative expenses	(2,431)	1,281	(439)	(731)	303	6	(2,010)
Royalties and other operating income and expenses	(76)	—	—	(5)	81	—	—

Total operating expenses	(3,754)	1,451	(565)	(736)	198	(57)	(3,463)

Operating income (loss) before tax	(3,402)	1,451	(565)	(691)	27	(60)	(3,240)

Financial gain (loss)	(110)	—	—	5	(27)	(23)	(155)

Net income (loss)	(3,511)	1,451	(565)	(686)	—	(84)	(3,395)

(1)	In IFRS, non-cash stock based compensation is recorded for stock options and other equity compensation plan awards issued by all entities of the consolidated group. The grant-date fair value of share warrants, employee warrants, stock options and free shares granted to employees is recognized as a payroll expense over the vesting period. In U.S. GAAP, the expenses related to the stock options granted in 2014, 2015 and 2016 under the Calyxt, Inc. Equity Incentive Existing Plan and in 2017 and 2018 under the Omnibus Plan are only incurred upon a triggering event or Initial Public Offering of Calyxt, Inc., as defined by the plan. Accordingly, Plant segment compensation expense was not recognized for Calyxt stock options and other Calyxt equity compensation plan awards in periods prior to the completion of Calyxt’s IPO on July 25, 2017. Since 2016, Cellectis allocates share-based compensation to the share-related entity (rather than the entity related to the employee that benefited from such compensation), considering that the share-based compensation is an expense linked to such entity’s performance. Consequently, in the segment disclosure, all share-based compensation based on Cellectis shares have been charged in the Therapeutics segment, even if some Calyxt employees are included in a Cellectis stock-option plan. However, the Cellectis equity award plan non-cash stock based compensation expenses related to Cellectis stock-option plans have been recorded in the Calyxt stand-alone financial statements prepared under U.S. GAAP.
(2)	Intersegment transactions primarily relate to management fees invoiced by Cellectis to Calyxt. Intersegment transactions are eliminated in the consolidated financial statements as well as in Cellectis’ presentation of key performance indicators by reportable segment. However, intersegment transactions are included in Calyxt’s stand-alone financial metrics.
(3)	Reclassifications relate to revenue and expenses, which are classified differently under IFRS for Cellectis’ consolidated financials and U.S. GAAP for Calyxt’s stand-alone financial statements.
(4)	Other principally includes the restatement of Calyxt’s sale and lease-back transaction with respect to its Roseville, Minnesota property, which is recorded as a finance lease in U.S. GAAP and as an operating lease under IFRS.

Note 4. Impairment tests

Our cash-generating units (“CGUs”) correspond to the operating/reportable segments: Therapeutics and Plants.

No indicator of impairment has been identified for any intangible or tangible assets in either of the CGUs at the end of six-month period ended June 30, 2017 and 2018. As of December 31, 2017, as we have the willingness to discontinue the lease of the facility in Montvale, New Jersey (USA), we recorded a $0.8 million tangible assets impairment.

Note 5. Property, plant and equipment

	Lands and Buildings	Technical equipment	Fixtures, fittings and other equipment	Assets under construction	Total
	$ in thousands
Net book value as of January 1, 2017	12,436	2,859	707	898	16,900

Additions to tangible assets	35	500	119	1,010	1,663
Disposal of tangible assets	—	—	(3)	—	(3)
Depreciation expense	(497)	(567)	(110)	—	(1,175)
Reclassification	—	45	17	(63)	—
Translation adjustments	107	83	43	31	266

Net book value as of June 30, 2017	12,081	2,920	773	1,876	17,651

Gross value at end of period	15,437	11,738	1,308	1,876	30,359
Accumulated depreciation and impairment at end of period	(3,356)	(8,818)	(536)	—	(12,710)

Net book value as of January 1, 2018	3,159	2,505	753	809	7,226

Additions to tangible assets	74	738	353	318	1,483
Disposal of tangible assets	—	(20)	(5)	—	(25)
Reclassification	405	113	414	(932)	—
Depreciation expense	(431)	(529)	(186)	—	(1,147)
Translation adjustments	(43)	(39)	(14)	(4)	(101)

Net book value as of June 30, 2018	3,164	2,768	1,315	191	7,437

Gross value at end of period	7,273	12,507	2,167	988	22,936
Accumulated depreciation and impairment at end of period	(4,110)	(9,739)	(853)	(798)	(15,499)

As of June 30 2018, no assets have been pledged as security for financial liabilities. As of June 2018, there is no restriction on title of property, plant and equipment, except for assets recognized under finance lease agreements.

For the six-month period ended June 30, 2018, we continued our investments in research and development equipment in both the United States of America and France. The addition in tangible assets reflects improvements of Calyxt and Cellectis sites for $0.9 million and other equipment for $0.5 million.

Note 6. Trade receivables and other current assets

6.1 Trade receivables

	As of December 31,	As of June 30,
	2017	2018
	$ in thousands
Trade receivables	3,079	2,875
Valuation allowance	(326)	(389)

Total net value of trade receivables	2,753	2,486

All trade receivables have payment terms of less than one year.

6.2 Subsidies receivables

	As of December 31,	As of June 30,
	2017	2018
	$ in thousands
Research tax credit	9,039	13,988
Other subsidies	1,812	1,761
Valuation allowance for other subsidies	(1,326)	(1,289)

Total subsidies receivables	9,524	14,459

Research tax credit receivables as of June 30, 2018 include the accrual for a French research tax credit related to 2017 for $8.6 million and related to the six-month period ended June 30, 2018 for $5.1 million. The remaining amount relates to tax credits in the United States.

6.3 Other current assets

	As of December 31,	As of June 30,
	2017	2018
	$ in thousands
VAT receivables	1,543	2,131
Prepaid expenses and other prepayments	8,304	10,969
Tax and social receivables	873	574
Deferred expenses and other current assets	2,993	2,640

Total other current assets	13,713	16,313

Prepaid expenses and other prepayments primarily include advances to our sub-contractors on research and development activities. They mainly relate to advance payments to suppliers of biological raw materials and to third parties participating in product manufacturing.

During the year ended December 31, 2017, and the six-month period ended June 30, 2018, we prepaid certain manufacturing costs related to our product candidates UCART 123, UCART 22 and UCART CS1 of which the delivery of products or services is expected in the coming months.

As of June 30, 2018, deferred expenses and other current assets include a deferred expense of $2.1 million related to the sale and lease-back transaction entered into by Calyxt. As of December 31, 2017, deferred expenses and other current assets include (i) a deferred expense of $2.1 million related to the sale and lease-back transaction entered into by Calyxt, (ii) other deferred expenses for $0.6 million, (iii) other current assets for $0.3 million.

Tax and social receivables as of June 30, 2018 include $0.3 million of tax receivables and $0.3 million of social charges on personnel expenses. As of December 31, 2017, tax and social receivables include $0.6 million of tax receivables and $0.3 million of social charges on personnel expenses.

Note 7. Current financial assets and Cash and cash equivalents

	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
		$ in thousands
As of December 31, 2017
Current financial assets	40,602	—	40,602
Cash and cash equivalents	256,380	—	256,380

Current financial assets and cash and cash equivalents	296,982	—	296,982

	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
		$ in thousands
As of June 30, 2018
Current financial assets	19,872	—	19,872
Cash and cash equivalents	471,215	—	471,215

Current financial assets and cash and cash equivalents	491,087	—	491,087

7.1 Current financial assets

Current financial assets are measured at fair value through profit or loss and are classified as follows within the fair value hierarchy:

Instruments classified under level 1 are measured with reference to quoted prices in active markets; they consist of notes indexed to equity index performance. Their nominal value amounted to $20.3 million and their fair value amounted to $19.8 million in each case as of June 30, 2018.

Instruments classified under level 2 are measured with reference to observable valuation inputs; they consist in zero-premium accumulator. Their nominal value amounted to $0.1 million and their fair value amounted to $0.1 million in each case as of June 30, 2018.

7.2 Cash and cash equivalents

	As of December 31,	As of June 30,
	2017	2018
	$ in thousands
Cash and bank accounts	219,368	417,296
Money market funds	13,026	13,116
Fixed bank deposits	23,986	40,803

Total cash and cash equivalents	256,380	471,215

Money market funds earn interest and are refundable overnight. Fixed bank deposits have fixed terms that are less than three months or are readily convertible to a known amount of cash.

Note 8. Financial liabilities

8.1 Detail of financial liabilities

	As of December 31,	As of June 30,
	2017	2018
	$ in thousands
Finance leases	13	231

Total non-current financial liabilities	13	231

Finance leases	21	79

Total current financial liabilities	21	772

Trade payables	9,460	12,734
Other current liabilities	6,570	6,709

Total Financial liabilities	16,064	20,445

The change in trade payables is mainly due to higher external expenses linked with UCART123 and other product candidates’ manufacturing costs.

8.2 Due dates of the financial liabilities

	Gross Amount	Less than One Year	One to Five Years	More than Five Years
	$ in thousands
Balance as of June 30, 2018
Finance leases	309	79	231	—
Derivative instruments	693	693	—	—

Financial liabilities	1,003	772	231	—

Trade payables	12,734	12,734	—	—
Other current liabilities	6,709	6,709	—

Total financial liabilities	20,445	20,214	231	—

Note 9. Other current liabilities

	As of December 31,	As of June 30,
	2017	2018
	$ in thousands
VAT Payables	9	172
Accruals for personnel related expenses	5,982	5,712
Other	579	825

Total	6,570	6,709

Accruals for personnel related expenses are mainly related to annual bonuses, vacations accruals and social charges.

As of June 30, 2018, “Other” include subsidies liabilities for $0.2 million and accrued expenses related to fixed assets for $0.2 million.

Note 10. Deferred revenues and deferred income

	As of December 31,	As of June 30,
	2017, as restated (*)	2018
	$ in thousands
Deferred revenues	27,975	20,093
Lease incentive	—	307

Total Deferred revenue and deferred income	27,975	20,400

Deferred revenues are related to upfront payments in relation to collaboration agreements that are recognized in revenue as the collaboration services are performed.

Note 11. Share capital and premium related to the share capitals

Nature of the Transactions	Share Capital	Share premium	Number of shares	Nominal value
	$ in thousands			in $
Balance as of January 1, 2017	2,332	568,185	35,335,060	0.05
Capital Increase	25		466,950
Exercise of share warrants, employee warrants and stock options	3	1,030	60,247
Non-cash stock based compensation expense		24,387

Balance as of June 30, 2017	2,361	593,601	35,862,257	0.05

Balance as of January 1, 2018	2,367	614,037	35,960,062	0.05
Capital Increase	379	178,171	6,146,000
Exercise of share warrants, employee warrants and stock options	18	7,424	300,306
Non-cash stock based compensation expense		16,730

Balance as of June 30, 2018	2,764	816,363	42,406,368	0.05

Capital evolution during the six-month period ended June 30, 2018

•	During the six-month period ended June 30, 2018, 6,146,000 ordinary shares were issued upon the closing of follow-on offering for gross proceeds of $190.5 million or net proceeds, after deducting underwriting discounts and commissions and offering expenses, of $178.5 million; 1,939 ordinary shares were issued upon the exercise of 1,867 employee warrants (“bons de souscription de parts de créateurs”) for total proceeds of $14 thousand; 298,367 ordinary shares were issued upon the exercise of 298,367 stock options for total proceeds of $7.2 million and 160,000 non-employees warrants (“bons de souscription d’actions”) were subscribed for total proceeds of $236 thousand.

Note 12. Non-cash share-based compensation

The new instruments issued during the six-month period ended June 30, 2018 are the following:

•	January 15, 2018, 79,875 Calyxt stock options were granted to certain of Calyxt’s employees. In connection with such stock option grants, non-cash stock-based compensation expense recorded during the six-month period ended June 30, 2018 was $127 thousand.

•	January 15, 2018, 26,625 Calyxt restricted stock units were granted to certain of Calyxt’s employees. In connection with such restricted stock units grants, non-cash stock-based compensation expense recorded during the six-month period ended June 30, 2018 was $61 thousand.

•	April 15, 2018, 3,750 Calyxt stock options were granted to certain of Calyxt’s employees. In connection with such stock option grants, non-cash stock-based compensation expense recorded during the six-month period ended June 30, 2018 was $2 thousand.

•	April 15, 2018, 1,250 Calyxt restricted stock units were granted to certain of Calyxt’s employees. In connection with such restricted stock units grants, non-cash stock-based compensation expense recorded during the six-month period ended June 30, 2018 was $2 thousand.

Non- employee warrants which are referred to as “Bon de Souscription d’Action” (or BSAs) are granted to the non-executive members of the board of directors of Cellectis and consultants to Cellectis.

Holders of vested Cellectis stock options and warrants (employee warrants and non-employees warrants) are entitled to exercise such options and warrants to purchase Cellectis ordinary shares at a fixed exercise price established at the time of such options and warrants are granted.

The following table provides the expenses related to share-based compensation instruments during the six-month periods ended June 30, 2017 and 2018:

Non-cash share-based compensation expense for the six-month period ended June 30,

	Free shares 2015	Stock options 2015	BSA 2015	Stock options Calyxt 2015	Stock options 2016	BSA 2016	Stock options Calyxt 2016	Stock options 2017	BSA 2017	Stock options Calyxt 2017	RSU Calyxt 2017	Stock options Calyxt 2018	RSU Calyxt 2018	Total
	$ in thousands
June 30, 2017	2,450	6,873	938	106	13,338	787	373	—	—	342	855	—	—	26,063
June 30, 2018	66	3,585	190	14	5,523	258	125	6,224	883	1,151	2,677	221	106	21,023

Non-cash share-based compensation expense for the three-month period ended June 30

	Free shares 2015	Stock options 2015	BSA 2015	Stock options Calyxt 2015	Stock options 2016	BSA 2016	Stock options Calyxt 2016	Stock options 2017	BSA 2017	Stock options Calyxt 2017	RSU Calyxt 2017	Stock options Calyxt 2018	RSU Calyxt 2018	Total
	$ in thousands
June 30, 2017	1,071	3,127	417	50	6,009	348	185	—	—	348	869	—	—	12,420
June 30, 2018	33	1,744	(48)	4	2,905	9	57	3,067	297	240	549	129	63	9,046

Detail of Calyxt stock options issued during the six-month period ended June 30, 2018

Date of grant	01/15/2018	04/15/2018
Vesting period	Graded	Graded
Plan expiration date	06/14/2027	06/14/2027
Number of options granted	79,875	3,750
Share entitlement per options	1	1
Exercise price (in dollars per share)	23.39	15.45
Valuation method used	Black-Scholes	Black-Scholes
Grant date share fair value (in dollars per share)	23.39	15.45
Expected volatility	40.86%	47.24%
Average life of options	6.46	6.34
Discount rate	2.45%	2.63%
Expected dividends	0%	0%
Performance conditions	n.a	n.a
Fair value per options (in dollars per share)	10.39	7.62

The Calyxt stock options granted to Calyxt employees on January 15, 2018 shall vest as follows:

•	15% of the total number of granted stock options vest on January 15, 2019;

•	10% of the total number of granted stock options vest on January 15, 2020;

•	5% of the total number of granted stock options vest on the last day of each calendar quarter beginning the first full calendar quarter after the first anniversary of the first vest date.

The Calyxt stock options granted to a Calyxt employee on April 15, 2018 shall vest as follows:

•	15% of the total number of granted stock options vest on April 15, 2019;

•	10% of the total number of granted stock options vest on April 15, 2020;

•	5% of the total number of granted stock options vest on the last day of each calendar quarter beginning the first full calendar quarter after the first anniversary of the first vest date.

Detail of Calyxt restricted stock unit issued during the six-month period ended June 30 2018

Date of grant	01/15/2018	04/15/2018
Vesting period	Graded	Graded
Number of RSU granted	26,625	1,250
Share entitlement per RSU	1	1
Grant date share fair value (in dollars per share)	23.39	15.45
Expected dividends	0%	0%
Performance conditions	n.a	n.a

The Calyxt restricted stock units granted to Calyxt employees on January 15, 2018 shall vest as follows:

•	Employees

•	15% of the total number of granted RSU vest on January 15, 2019;

•	10% of the total number of granted RSU vest on January 15, 2020;

•	5% of the total number of granted RSU vest on the last day of each calendar quarter after the first anniversary of the first vest date.

The Calyxt restricted stock units granted to a Calyxt employee on April 15, 2018 shall vest as follows:

•	Employees

•	15% of the total number of granted RSU vest on April 15, 2019;

•	10% of the total number of granted RSU vest on April 15, 2020;

•	5% of the total number of granted RSU vest on the last day of each calendar quarter after the first anniversary of the first vest date.

Note 13. Earnings per share

13.1 For the six month periods ended June 30

	For the six-month period ended June 30,
	2017	2018
Net income (loss) attributable to shareholders of Cellectis ($ in thousands)	(46,173)	(32,422)
Adjusted weighted average number of outstanding shares, used to calculate both basic and diluted net result per share	35,447,574	39,125,546
Basic / Diluted net income (loss) per share ($ / share)
Basic net income (loss) per share ($ /share)	(1.30)	(0.83)
Diluted net income (loss) per share ($ /share)	(1.30)	(0.83)

13.2 For the three month periods ended June 30

	For the three-month period ended June 30,
	2017	2018
Net income (loss) attributable to shareholders of Cellectis ($ in thousands)	(26,502)	(7,256)
Adjusted weighted average number of outstanding shares, used to calculate both basic and diluted net result per share	35,560,088	42,216,910
Basic / Diluted income (loss) per share ($ / share)
Basic income (loss) per share ( $ /share)	(0.75)	(0.17)
Diluted income (loss) per share ( $ /share)	(0.75)	(0.17)

Note 14. Provisions

	1/1/2018	Additions	Amounts used during the period	Reversals	OCI	06/30/2018
	$ in thousands
Pension	2,193	161	(55)	—	(65)	2,234
Loss on contract	1,876	—	—	(417)	1	1,460
Employee litigation and severance	1	—	—	(1)	—	—
Commercial litigation	782	573	(363)	(221)	(22)	749
Redundancy plan	6	—	—	—	—	6

Total	4,858	734	(418)	(639)	(87)	4,448

Non-current provisions	3,430	161	(55)	(417)	(65)	3,054
Current provisions	1,427	573	(363)	(221)	(22)	1,394

During the six-month period ended June 30, 2018, we recorded provisions for operating charges linked with discussions with suppliers for $573 thousand.

Note 15. Commitments

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	$ in thousands
As of June 30, 2018
Sale and lease-back agreement	30,804	1,376	2,752	2,761	23,915
Facility lease agreements	10,332	2,403	4,231	1,340	2,358
License agreements	18,716	1,237	2,475	2,475	12,529
Manufacturing agreements	7,095	7,095	—	—	—
Other agreements	7,747	5,922	1,824	—	—

Total contractual obligations	74,693	18,034	11,282	6,576	38,801

Obligations under the terms of the sale and lease-back agreement

The sale and lease-back agreement subscribed by Calyxt in the third quarter of 2017 have been subscribed for a defined term and is classified as an operating lease agreement under IFRS. It results in off-balance sheet commitments.

Obligations under the terms of the facility lease agreements

Facility lease agreements in Paris, France, and in the United States in New York City (New-York), Montvale (New Jersey) and Roseville (Minnesota) have been subscribed for a defined term. Future payments of these leases are off balance sheets commitments.

Obligations under the terms of license agreements

The Company has entered into various license agreements with third parties that subject it to certain fixed license fees, as well as fees based on future events, such as research and sales milestones.

The Company has collaboration agreements whereby it is obligated to pay royalties and milestones based on future events that are uncertain and therefore they are not included in the table above.

Obligations under the terms of manufacturing agreements

We have manufacturing agreements whereby we are obligated to pay services rendered in the next year regarding our products UCART123, UCARTCS1 and UCART22.

Obligations under the terms of other agreements

Calyxt has forward purchase commitments with growers to purchase seed and grain at future dates that are estimated based on anticipated yield and expected price. This amount is not recorded in the financial statements because the company has not taken delivery of the seed and grain.

Note 16. Subsequent events

None.

Item 2.	Management’s Discussion & Analysis of Financial Condition and Results of Operations

Overview

We are a clinical stage biotechnological company, employing our core proprietary technologies to develop best-in-class products in the emerging field of immuno-oncology. Our product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancers. We believe that CAR-based immunotherapy is one of the most promising areas of cancer research, representing a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR T-cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. We believe that the allogeneic production of CAR T-cells will allow us to develop cost-effective, “off-the-shelf” products and are capable of being stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity. In addition to our focus on immuno-oncology, we are exploring the use of our gene-editing technologies in other therapeutic applications, as well as to develop healthier food products for a growing population.

We currently conduct our operations through two business segments, Therapeutics and Plants. Our Therapeutics segment is mainly focused on the development of products in the field of immuno-oncology. Our Plants segment focuses on applying our gene-editing technologies to develop new generation plant products in the field of agricultural biotechnology through its own efforts or through alliances with other companies in the agricultural market.

Since our inception in early 2000, we have devoted substantially all of our financial resources to research and development efforts. Our current research and development focuses primarily on our CAR T-cell immunotherapy product candidates, including conducting and preparing to conduct clinical studies of our product candidates, providing general and administrative support for these operations and protecting our intellectual property. In addition, by leveraging our plant-engineering platform and the transformative potential of gene editing, we aim to create food products with consumer health benefits, adaptations for climate change or nutritional enhancements that address the needs of a growing population. We do not have any products approved for sale and have not generated any revenues from immunotherapy or agricultural biotechnology product sales.

In June 2014, we commenced a collaboration with Pfizer Inc. (“Pfizer”) to addresses the development of certain CAR T-cell immunotherapies in the field of oncology. This strategic alliance was potentially worth up to $2.9 billion in payments to us, including an $80 million upfront payment by Pfizer and $2.8 billion in potential clinical and commercial milestone payments. We are also eligible to receive tiered royalties ranging in the high single-digit percentages based on annual net sales of commercialized products. In addition, we invoice research and development costs assigned to our shared projects under the collaboration arrangement. In connection with the commencement of the collaboration arrangement, Pfizer also purchased 10% of our then-outstanding equity for €25.8 million. On April 3, 2018, Pfizer and Allogene Therapeutics, Inc. (“Allogene”) entered into an asset contribution agreement, pursuant to which Allogene agreed to purchase Pfizer’s portfolio of assets related to allogeneic CAR T-cell therapy (the “Asset Contribution Transaction”). Pursuant to this Asset Contribution Transaction, Allogene purchased Pfizer’s portfolio of assets related to allogenric CAR T-cell therapy, including the Research Collaboration and Licence Agreement dated June 17, 2014 (as amended from time to time, the “Collaboration Agreement”) signed between Pfizer and Cellectis. Cellectis remains eligible to receive clinical and commercial milestone payments of up to $2.8 billion and tiered royalties in the high single digits on net sales of any products that are commercialized by Allogene under the collaboration arrangement. Pursuant to the assigned Collaboration Agreement, Cellectis and Allogene intend to develop “off-the-shelf” CAR T immunotherapies targeting blood cancers and solid tumors.

In February 2014, we entered into an alliance with Les Laboratoires Servier S.A.S. (“Servier”) for the development of UCART19 and other product candidates directed at four molecular targets. In November 2015, we entered into an amendment to our initial collaboration agreement with Servier, which allowed for an early exercise of Servier’s option with respect to UCART19 and other product candidates. Pursuant to this amendment, Servier has exercised its option to acquire the exclusive worldwide rights to further develop and commercialize UCART19. In addition, in November 2015, Pfizer and Servier entered into an exclusive global license and collaboration agreement under which Pfizer obtained from Servier exclusive rights to develop and commercialize UCART19 in the United States. We entered into amendments to our collaboration agreements with each of Servier and Pfizer to facilitate this agreement between Servier and Pfizer. In connection with the entry into these amendment, Servier made an upfront payment of $38.5 million to Cellectis, excluding taxes. As of December 31, 2017, Cellectis was eligible to receive up to $1,064 million in potential option exercise fees, development, clinical and sales milestones, in addition to royalties on sales and research and development costs reimbursements. As part of the Asset Contribution Transaction described above, Allogene has received Pfizer’s rights to UCART19, which were licensed to Pfizer by Servier.

We believe that our strategic collaborations with Allogene and Servier position us to compete in the promising field of immuno-oncology and add additional clinical and financial resources to our programs.

We have also entered into research and development alliances with each of Cornell University and the MD Anderson Cancer Center. Pursuant to these strategic alliances, we collaborate with these two centers to accelerate the development of our lead product candidates UCART123, UCARTCS1, and UCART22. Under these agreements, we fund the research and development activities performed at Cornell University and the MD Anderson Cancer Center.

Our cash consumption is driven by our internal operational activities, as well as our outsourced activities, including the preclinical activities and the manufacturing activities of the requisite raw materials for the manufacturing of UCART123, UCART22 and UCARTCS1, the technology transfer of UCART22 and UCARTCS1 process to CELLforCURE, and the GMP manufacturing of UCART123, UCART22 and UCARTCS1 at CELLforCURE. In addition, we incur significant annual payment and royalty expenses related to our in-licensing agreements with different parties including L’Institut Pasteur, Life Technologies Corporation and The Regents of the University of Minnesota. In addition, in 2017, we initiated our clinical studies at Joan and Sanford I. Weill Medical College and The New York Presbyterian Hospital (collectively referred to as Weill Cornell) and the University of Texas MD Anderson Cancer Center (the MD Anderson Cancer Center) leading to additional cash burn through payments to the clinical research centers, the Contract Research Organization involved in the studies and the companies engaged to provide logistics and testing of clinical sample material for the studies.

In addition to our cash generated by operations (including payments under our strategic alliances), we have funded our operations primarily through private and public offerings of our equity securities, grant revenues, payments received under intellectual property licenses, and reimbursements of research tax credits. Our ordinary shares have traded on the Euronext Growth market of Euronext in Paris since February 7, 2007. In March 2015, we completed our U.S. initial public offering of 5,500,000 American Depositary Shares on the Nasdaq Global Market for gross proceeds of $228.2 million. On July 25, 2017, Calyxt completed its Nasdaq IPO, selling an aggregate of 8,050,000 shares of common stock for gross proceeds of approximately $64.4 million, inclusive of

$20.0 million from Cellectis’ purchase of shares in the IPO. In April, 2018, Cellectis closed a follow-on offering of 6,146,000 American Depositary Shares (“ADS”) at a public offering price of $31.00 per ADS resulting in gross proceeds of $190.5 million. In May, 2018, Calyxt closed a follow-on offering of 4,057,500 ADS at a public offering price of $15.00 per ADS resulting in gross proceeds of $60.9 million. Cellectis purchased 550,000 shares of common stock at the public offering price of $15.00. In addition, in connection with the vesting on June 14, 2018, of restricted stock units for certain employees and nonemployees of Calyxt and Cellectis, Cellectis purchased approximately 63,175 shares of common stock of Calyxt at a price of $19.49 per share (the closing price reported on the NASDAQ Global Market on June 14, 2018) directly from such employees and nonemployees in private transactions pursuant to share purchase agreements dated June 13, 2018.

In 2016 and 2017, we received respectively $27.3 million and $8.1 million in payments pursuant to the Pfizer and Servier collaborations. For the six-month period ended June 30, 2018, we received $3.3 million pursuant to these collaborations.

Key events of the six-month period ended June 30, 2018

Since the beginning of 2018, Cellectis has made the following key achievements:

•	On January 8, 2018, Dr. André Choulika, Chairman and Chief Executive Officer of Cellectis, presented at the 36th Annual J.P. Morgan Healthcare Conference in San Francisco.

•	On February 13, 2018, Cellectis announced the issuance of two U.S. patents (US 9,855,297 and US 9,890,393) covering certain uses of RNA-guided endonucleases, such as Cas9 or Cpf1, for the genetic engineering of T-cells, which came into force on January 2, 2018 and February 13, 2018, respectively.

•	During the March 18-21, 2018 European society for Blood and Marrow Transplantation (EBMT) Annual Meeting, Servier, Pfizer and Cellectis presented results from the two UCART19 Phase I clinical studies trials.

•	On April 10, 2018, Cellectis closed a follow-on offering of 5,646,000 American Depositary Shares (“ADS”) at a public offering price of $31.00 per ADS resulting in gross proceeds of $175 million. On May 11, 2018, in connection with the exercise by the underwriters of the follow-on offering of their option to purchase additional shares, Cellectis closed the sale of an additional 500,000 ADS at the public offering price of $31.00 per ADS resulting in additional gross proceeds of $15.5 million.

•	During the April 14-18, 2018 AACR Annual Meeting, Cellectis and its academic partners presented three posters showcasing Cellectis’ allogeneic, off-the-shelf, CAR-T product candidates.

•	On May 1, 2018, Cellectis announced that Recode Project—a project by the Wyss Institute for Biologically Inspired Engineering at Harvard University to recode the entire genome of cell lines derived from humans and other species—will use Cellectis’ TALEN® gene editing technology. The cell lines would be engineered to be able to carry out their normal functions while being resistant to debilitating viral infections, and could offer synthetic biologists opportunities for engineering entirely new functions. The Recode Project is led by Prof. George Church, Core Faculty member at the Wyss Institute, Professor of Genetics at Harvard Medical School (HMS) and of Health Sciences and Technology at Harvard and the Massachusetts Institute of Technology (MIT).

•	During the May 16-19, 2018 American Society of Gene and Cell Therapy (ASGCT) Annual Meeting, Cellectis employees presented three posters regarding the Company’s allogeneic off-the-shelf CAR-T product candidates and one poster associated with the Company’s technology.

•	On May 22, 2018, the FDA approved an amendment to the protocol for the Phase 1 clinical trial of Cellectis’ UCART123 product candidate in patients with acute myeloid leukemia (AML). The amendment allows an immediate 4x increase of current dose level 1 from 6.25x10[4] to 2.5x10[5] UCART123 cells per kilogram and increases dose levels 2 and 3 to 6.25x10[5] and 5.05x10[6] UCART123 cells per kilogram, respectively.

•	On June 4, 2018, the FDA approved the Cellectis’ Investigational New Drug (IND) application to initiate a Phase 1 clinical trial for UCART22, Cellectis’ second wholly controlled TALEN® gene-edited product candidate, for the treatment of B-cell acute lymphoblastic leukemia (B-ALL) in adult patients. UCART22 is the 3rd allogeneic, off-the-shelf, gene-edited CAR T-cell product candidate developed by Cellectis, to be approved by the FDA for clinical trials in the United States.

•	On June 12, 2018, Cellectis reported the publication of a study in Scientific Reports, a Nature Publishing Group journal, describing the development of the CubiCAR, an all-in-one Chimeric Antigen Receptor (CAR) architecture with an embedded multi-functional tag for purification, detection and elimination of CAR T-cells. This added versatility has the potential to streamline the manufacturing of CAR T-cells to allow their tracking and efficiently eliminate CAR T-cells in clinical settings. This novel architecture was developed through a collaboration of Cellectis and Allogene researchers.

•	On June 26, 2018, Cellectis’s Annual General Meeting was held in Paris, at its head office. At the meeting, during which more than 64% of voting rights were exercised, all the resolutions for which the management recommended a vote in favor, were adopted.

Since the beginning of 2018, Calyxt Inc., Cellectis’ majority-owned plant science subsidiary, has made the following achievements:

•	On March 21, 2018, Calyxt announced that its high fiber wheat product was declared a non-regulated article under the “Am I Regulated?” process by Biotechnology Regulatory Services of the Animal and Plant Health Inspection Service (APHIS), an agency of the United States Department of Agriculture (USDA). This is Calyxt’s first consumer-centric wheat product and second wheat product (following Calyxt’s powdery mildew resistant wheat, which received non-regulated status by the USDA in February 2016), and seventh product overall, to be given this designation.

•	On April 5, 2018, Calyxt announced that it had expanded the total U.S. acreage for its high-oleic / no trans-fat soybean variety, with contracts for over 16,000 acres with 75 farmers in the Midwest. Overall, these growers collectively farm over 180,000 acres, half of which are expected to produce soybeans, and twenty percent of the soybeans to be planted are anticipated to be Calyxt’s high-oleic variety. Over 90% of farmers that planted Calyxt’s high-oleic soybeans in 2017 have signed up to re-plant Calyxt’s high-oleic soybeans in 2018. On average, each repeat farmer is doubling their Calyxt acres year-over-year.

•	On April 5, 2018, Calyxt announced that it has successfully launched a Brand Ambassador Program, which enrolled progressive, high-quality growers to be early adopters and advocates of gene editing technology.

•	On May 15, 2018, Bayer CropScience, LP (“Bayer”) agreed to settle a lawsuit brought by Calyxt asserting that Bayer has breached a license to certain patents for the research and commercialization of certain products developed with TALEN technology. Under the settlement terms, the parties agreed that the License Agreement is terminated. This settlement confirms that Bayer and its subsidiaries have no access to Calyxt technology or intellectual property.

•	On May 22, 2018, Calyxt closed a follow-on offering of 4,057,500 shares of Calyxt common stock at a public offering price of $15.00 per share resulting in gross proceeds of $60.9 million. Cellectis purchased 550,000 of the shares of common stock sold in the follow-on offering at the public offering price of $15.00.

•	On June 21, 2018, the board of directors of Calyxt appointed Eric Dutang as Calyxt’s interim Chief Financial Officer, filling the vacancy from Bryan Corkal’s resignation on June 15, 2018.

Key events post June 30, 2018

For Cellectis:

•	None

For Calyxt:

•	On July 3, 2018, Yves Joseph Ribeill, Ph.D. joined the Calyxt board of directors, and was appointed to the audit committee.

•	On July 19, 2018, Calyxt and S&W Seed Company (“S&W”), a global leader in the alfalfa seed industry, announced a significant collaboration milestone—the successful transfer of S&W’s proprietary alfalfa seed and plants from Calyxt’s research and development facility to S&W for field evaluation and testing.

Financial Operations Overview

We have incurred net losses in nearly each year since our inception. Substantially all of our net losses resulted from costs incurred in connection with our development programs and from selling, general and administrative expenses associated with our operations. As we continue our intensive research and development programs, we expect to continue to incur significant expenses and may again incur operating losses in future periods. We anticipate that such expenses will increase substantially if and as we:

•	progress the clinical trial of our wholly-controlled UCART123 product candidate and initiate additional clinical trials for UCART22 as well as other wholly-controlled product candidates;

•	continue to advance the research and development of our current and future immuno-oncology product candidates;

•	continue, through Calyxt, to advance the research and development of our current and future agricultural product candidates;

•	initiate additional clinical studies for, or additional pre-clinical development of, our immuno-oncology product candidates;

•	conduct and multiply, though Calyxt, additional field trials of our agricultural product candidates;

•	further develop and refine the manufacturing process for our immuno-oncology product candidates;

•	change or add additional manufacturers or suppliers of biological materials;

•	seek regulatory and marketing approvals for our product candidates, if any, that successfully complete development;

•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

•	seek to identify and validate additional product candidates;

•	acquire or in-license other product candidates, technologies, germplasm or other biological material;

•	make milestone or other payments under any in-license agreements;

•	maintain, protect and expand our intellectual property portfolio;

•	secure manufacturing arrangements for commercial production;

•	seek to attract and retain new and existing skilled personnel;

•	create additional infrastructure to support our operations as a public company; and

•	experience any delays or encounter issues with any of the above.

We do not expect to generate material revenues from sales of our product candidates unless and until we successfully complete development of, and obtain marketing approval for, one or more of our product candidates, which we expect will take a number of years and is subject to significant uncertainty. Accordingly, we anticipate that we will need to raise additional capital prior to completing clinical development of any of our product candidates. Until such time that we can generate substantial revenues from sales of our product candidates, if ever, we expect to finance our operating activities through a combination of milestone payments received pursuant to our strategic alliances, equity offerings, debt financings, government or other third-party funding and collaborations, and licensing arrangements. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to others rights to develop or market product candidates that we would otherwise prefer to develop and market ourselves. Failure to receive additional funding could cause us to cease operations, in part or in full.

Results of Operations

Comparison for the six-month periods ended June 30, 2017 and 2018

Revenues.

	For the six-month period ended June 30,		% change	% change at U.S. dollar-euro constant rate
	2017	2018	2018 vs 2017
Collaboration agreements	12,149	9,842	-19.0%	-27.6%
Other revenues	1,090	1,234	13.2%	1.2%
Revenues	13,239	11,076	-16.3%	-25.2%

The decrease in revenues of $2.2 million, or 16.3%, between the six-month periods ended June 30, 2017 and 2018 primarily reflects a decrease of $2.3 million in revenues under our collaboration agreements of which a $1.4 million relates to a decrease of raw materials sales and $0.9 million relates to lower research and development cost reimbursements partially offset by a $0.1 million increase in other licenses revenue.

	For the six-month period ended June 30,		% change	% change at U.S. dollar-euro constant rate
	2017	2018	2018 vs 2017
Research tax credit	5,898	5,283	-10.4%	-19.9%
Other income	145	57	-60.4%	-64.6%
Other income	6,043	5,340	-11.6%	-21.0%

The decrease in other income of $0.7 million, or 11.6%, between the six-month periods ended June 30, 2017 and 2018 reflects a decrease of $0.6 million in research tax credits, due to lower research and development purchases and external expenses during the six-month period ended June 30, 2018 that are eligible for the tax credit.

Royalty expenses.

	For the six-month period ended June 30,		% change	% change at U.S. dollar-euro constant rate
	2017	2018	2018 vs 2017
Royalty expenses	(1,176)	(1,138)	-3.2%	-13.4%

The decrease in royalty expenses of $37 thousand, or 3.2%, between the six-month periods ended June 30, 2017 and 2018 primarily reflects lower expenses to existing partners.

Research and development expenses.

	For the six-month period ended June 30,		% change	% change at U.S. dollar-euro constant rate
	2017	2018	2018 vs 2017
Personnel expenses	(19,665)	(17,075)	-13.2%	-22.4%
Purchases, external expenses and other	(18,551)	(19,366)	4.4%	-6.7%
Research and development expenses	(38,216)	(36,441)	-4.6%	-14.7%

During the six-month periods ended June 30, 2017 and 2018, research and development expenses decreased by $1.8 million or 4.6%. Personnel expenses decreased by $2.6 million from $19.7 million in 2017 to $17.1 million in 2018, primarily due to a $4.3 million decrease in non-cash stock based compensation expense partly offset by a $1.7 million increase in wages and salaries. Purchases and external expenses increased by $1.4 million from $17.5 million in 2017 to $18.9 million in 2018, mainly due to increased expenses related to payments to third parties participating in product development, purchases of biological raw materials, expenses related to process development and expenses associated with the use of laboratories and other facilities. Other expenses, which relate to continuing leasing and other commitments, decreased by $0.6 million for the six-month period ended June 30, 2018 compared to the corresponding period of 2017.

Selling, general and administrative expenses.

	For the six-month period ended June 30,		% change	% change at U.S. dollar-euro constant rate
	2017	2018	2018 vs 2017
Personnel expenses	(15,520)	(16,990)	9.5%	-2.1%
Purchases, external expenses and other	(4,234)	(8,235)	94.5%	73.9%
Selling, general and administrative expenses	(19,754)	(25,224)	27.7%	14.2%

During the six-month periods ended June 30, 2017 and 2018, the increase in selling, general and administrative expenses of $5.5 million, or 27.7%, primarily reflects (i) a $3.5 million increase in purchases and external expenses, (ii) an increase of $0.5 million in other expenses related to taxes, various depreciation and amortization, and (iii) an increase of $1.5 million in personnel expenses from $15.5 million to $17.0 million, attributable to a $2.2 million increase in wages and salaries partially offset by a $0.8 million decrease in non-cash stock based compensation.

Other operating income and expenses.

	For the six-month period ended June 30,		% change	% change at U.S. dollar-euro constant rate
	2017	2018	2018 vs 2017
Other operating income (expenses)	258	(171)	-166.3%	-159.4%

For the six-month period ended June 30, 2018, other operating income and expenses primarily include social charges on compensation paid to a former employee.

For the corresponding six-month period ended June 30, 2017, other operating income and expenses mainly include refund of social charges paid on some previous Cellectis free share grants that expired without being vested.

Financial gain (loss).

	For the six-month period ended June 30,		% change	% change at U.S. dollar-euro constant rate
	2017	2018	2018 vs 2017
Financial income	4,739	12,996	174.2%	145.2%
Financial expenses	(11,306)	(2,955)	-73.9%	-76.6%
Financial gain (loss)	(6,567)	10,040	-252.9%	-236.7%

The increase in financial income of $8.3 million, or 174.2%, between the six-month periods ended June 30, 2017 and 2018, was mainly attributable to $9.4 million in foreign exchange gain (from a $0.7 million gain in 2017 to a $10.1 million gain in 2018), and the increase of interest received from financial investment for $2.0 million, partially offset by the decrease of foreign exchange derivatives fair value adjustment for $2.4 million and the decrease on gain realized on the repositioning of instruments for $0.7 million.

The decrease in financial expenses of $8.4 million, or 73.9%, between the six-month periods ended June 30, 2017 and 2018, was mainly attributable to $9.4 million decrease in foreign exchange loss (from a $10.8 million loss in 2017 to a $1.4 million loss in 2018), the decrease of loss realized on the repositioning of instruments for $0.5 million, partially offset by the increase of foreign exchange derivatives fair value adjustment for $1.5 million.

Net income (loss)

	For the six-month period ended June 30,		% change	% change at U.S. dollar-euro constant rate
	2017	2018	2018 vs 2017
Net income (loss)	(46,173)	(36,518)	-20.9%	-29.3%

The decrease in net loss of $9.7 million between the six-month period ended June 30, 2017 and 2018 was mainly due to (i) a $16.6 million increase in financial result and (ii) a $5.0 million decrease in non-cash stock-based compensation expense, partially offset by (i) a $2.9 million decrease in revenues and other income, (ii) a $4.8 million increase in purchases and external expenses, (iii) a $3.9 million increase in wages, and (iv) a $0.3 million increase in other operating expenses.

Non-controlling interests

	For the six-month period ended June 30,		% change	% change at U.S. dollar-euro constant rate
	2017	2018	2018 vs 2017
Gain (loss) attributable to non-controlling interests	—	(4,096)	0.0%	0.0%

The change in net loss attributable to non-controlling interests is attributable to 29.76% of Calyxt common shares traded on NASDAQ since its IPO, on July 25, 2017.

Segment Results

Information related to each of our reportable segments is set out below. Segment revenues and other income, research and development expenses, selling, general and administrative expenses, and royalties and other operating income and expenses, and adjusted net income (loss) attributable to shareholders of Cellectis (which does not include non-cash stock-based expense) are used by the CODM for purposes of making decisions about allocating resources to the segments and assessing their performance. The CODM does not review any asset or liability information by segment or by region.

Adjusted net income (loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. Because adjusted net income (loss) attributable to shareholders of Cellectis excludes non-cash stock based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure.

There are inter-segment transactions between the two reportable segments, including the allocation of corporate general and administrative expenses by Cellectis S.A. and the allocation of research and development expenses among the reportable segments. With respect to corporate general and administrative expenses, Cellectis S.A. provides Calyxt, Inc. with general sales and administrative functions, accounting and finance functions, investor relations, intellectual property, legal advice, human resources, communication and information technology pursuant to a management agreement. Under the management agreement, Cellectis S.A. charges Calyxt, Inc. in euros at cost plus a mark-up ranging between zero to 10%, depending on the nature of the service. Amounts due to Cellectis S.A. pursuant to inter-segment transactions bear interest at a rate of 12-month Euribor plus 5% per annum.

The intersegment revenues represent the transactions between segments. Intra-segment transactions are eliminated within a segment’s results and intersegment transactions are eliminated in consolidation as well as in key performance indicators by reportable segment.

The following table summarizes segment revenues and segment operating profit (loss) for the six-month periods ended June 30, 2017 and 2018:

	For the six-month period ended June 30, 2017			For the six-month period ended June 30, 2018
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
External revenues	278	9,205	9,483	207	6,301	6,508
External other income	125	9,675	9,800	—	9,908	9,908

External revenues and other income	403	18,880	19,283	207	16,209	16,417

Royalty expenses	(66)	(1,110)	(1,176)	(1)	(1,137)	(1,138)
Research and development expenses	(2,398)	(35,818)	(38,216)	(3,360)	(33,081)	(36,441)
Selling, general and administrative expenses	(3,820)	(15,934)	(19,754)	(9,382)	(15,842)	(25,224)
Other operating income and expenses	(10)	268	258	(21)	(150)	(171)

Total operating expenses	(6,293)	(52,595)	(58,888)	(12,764)	(50,211)	(62,975)

Operating income (loss) before tax	(5,890)	(33,715)	(39,606)	(12,557)	(34,002)	(46,558)

Financial gain (loss)	(177)	(6,391)	(6,567)	83	9,957	10,040

Net income (loss)	(6,067)	(40,106)	(46,173)	(12,474)	(24,044)	(36,518)

Non controlling interests	—	—	—	4,096	—	4,096

Net income (loss) attributable to shareholders of Cellectis	(6,067)	(40,106)	(46,173)	(8,377)	(24,044)	(32,422)

R&D non-cash stock-based expense attributable to shareholder of Cellectis	272	13,303	13,575	535	8,554	9,089
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	1,403	11,084	12,487	2,480	8,177	10,657

Adjustment of share-based compensation attributable to shareholders of Cellectis	1,676	24,387	26,063	3,015	16,730	19,746

Adjusted net income (loss) attributable to shareholders of Cellectis	(4,391)	(15,719)	(20,110)	(5,362)	(7,314)	(12,676)

Depreciation and amortization	(268)	(1,021)	(1,289)	(371)	(900)	(1,271)
Additions to tangible and intangible assets	604	1,109	1,713	620	631	1,251

Since 2017, we have allocated the share-based compensation to the share-related entity, (rather than the entity related to the employee that benefited from such compensation), considering that the share-based compensation is linked to entity’s performance. Consequently, all share-based compensation based on Cellectis shares is charged in the Therapeutics segment, even if some Calyxt employees are included in a Cellectis stock-option plan.

Therapeutics segment

External revenues and other income in our Therapeutics segment decreased by $2.7 million, from $18.9 million for the six-month period ended June 30, 2017 to $16.2 million for the six-month period ended June 30, 2018. The decrease was primarily due to a decrease of $2.3 million in collaboration agreement revenues, a decrease of $0.6 million in research tax credit, as described in sections “Revenues” and “Other income” under “Results of Operation” for the consolidated Group partially offset by a $0.2 million increase in license revenues,

The decrease in total operating expenses of $2.4 million from the six-month period ended June 30, 2017 to the six-month period ended June 30, 2018 resulted primarily from lower personnel expenses, attributable, to a decrease of $7.7 million in non-cash stock-based compensation expenses, partly offset by an increase of $2.7 million in personnel wages and salaries, an increase of $2.4 million in purchases and external expenses and an increase of $0.3 million in other expenses.

Operating loss before tax for our Therapeutics segment increased by $0.3 million from the six-month period ended June 30, 2017 to the six-month period ended June 30, 2018.

Adjusted net loss attributable to shareholders of Cellectis for our Therapeutics segment decreased by $8.4 million from the six-month period ended June 30, 2017 to the six-month period ended June 30, 2018.

Plants segment

External revenues and other income in our Plants segment decreased by $195 thousand from $403.0 thousand for the six-month period ended June 30, 2017 to $207 thousand for the six-month period ended June 30, 2018, mainly due to $0.1 million annual fees for a license agreement that were recorded in 2017.

The increase in operating expenses of $6.5 million from the six-month period ended June 30, 2017 to the six-month period ended June 30, 2018 resulted primarily from a significant increase in Calyxt’s activities, which contributed to (i) an increase of $3.8 million in personnel expenses, that includes an increase of $2.6 million in non-cash stock-based compensation expenses and an increase of $1.2 million in personnel wages and salaries (ii) an increase of $2.4 million in purchases and external expenses and (iii) an increase of $0.3 million in other expenses.

Operating loss before tax for our Plants segment increased by $6.7 million from the six-month period ended June 30, 2017 to the six-month period ended June 30, 2018.

Adjusted net loss attributable to shareholders of Cellectis for our Plants segment increased by $0.9 million from the six-month period ended June 30, 2017 to the six-month period ended June 30, 2018.

Liquidity and Capital Resources

Introduction

We have incurred losses and cumulative negative cash flows from operations since our inception in 2000, and we anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and selling, general and administrative expenses will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements.

We have funded our operations since inception primarily through private and public offerings of our equity securities, grant revenues, payments received under patent licenses, reimbursements of research tax credit claims and payments under our strategic alliances with Pfizer (such alliance has been assigned by Pfizer to Allogene) and Servier.

Liquidity management

As of June 30, 2018, we had cash and cash equivalents of $471.2 million and current financial assets of $19.9 million.

Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our cash and cash equivalents are held in bank accounts, money market funds, fixed bank deposits primarily in France and are primarily denominated in U.S. Dollars ($336.6 million as of June 30, 2018). Current financial assets denominated in U.S. Dollars amounted to $19.7 million as of June 30, 2018.

Historical Changes in Cash Flows

The table below summarizes our sources and uses of cash for the six-month periods ended June 30, 2017 and 2018:

	For the six-month period ended June 30,
	2017	2018
Net cash flows provided by (used in) operating activities	(27,321)	(32,523)
Net cash flows provided by (used in) investing activities	(3,835)	19,304
Net cash flows provided by (used in) financing activities	1,131	234,417

Total	(30,025)	221,198

Effect of exchange rate changes on cash	6,729	(6,364)

For the six-month periods ended June 30, 2018, our net cash flows used in operating activities are mainly due to cash payments of $22.4 million to suppliers, wages and social expenses of $10.5 million, rent payments of $2.6 million and $9.8 million of other operating payments and Calyxt’s suppliers, partially offset by $3.3 million of payments received from Servier and Pfizer pursuant to our collaboration agreements, $0.5 million of payments received from licenses and $2.2 million of VAT and other taxes reimbursement as well as other variances. In 2017, our net cash flows used in operating activities are mainly due to cash payments of $18.7 million to suppliers, wages and social expenses of $8.2 million, rent payments of $1.5 million, and $5.7 million of other operating payments and payments to Calyxt suppliers, partially offset by $2.6 million of payments pursuant to our collaboration agreements, $0.8 million of payments received from licenses and $2.2 million of VAT reimbursement as well as other variances.

For the six-month periods ended June 30, 2018, our net cash used in investing activities primarily reflects our investments in R&D equipment in both the United States and France of $1.2 million, offset by the change in the amount funded under a liquidity contract that we are party to with Natixis Securities for $0.3 million and by the proceeds from current financial assets of $20.2 million. In 2017, our net cash used in investing activities primarily reflects our acquisition of $2.3 million of financial current assets at Cellectis S.A and our investments in R&D equipment in both the United States and France of $1.4 million.

For the six-month period ended June 30, 2018, our net cash flows provided by financing activities mainly reflects (i) the net proceeds after deducting underwriting discounts and commissions and offering expenses of $178.6 million from the Cellectis follow-on offering and the net proceeds, after deducting underwriting discounts, commissions and offering expenses and the purchase price with respect to 550,000 shares of Calyxt common stock purchased by Cellectis in the offering, of $48.8 million from Calyxt’s follow-on offering, (ii) the exercise of 298,367 Cellectis stock options during the period for $7.2 million, (iii) the exercise of 333,899 Calyxt stock options during the period for $1.2 million and (iv) the subscription of non-employee warrants for $0.2 million, partially offset by (i) Cellectis’ purchase on June 14, 2018 of 63,175 shares of Calyxt common stock from employees and nonemployees of Calyxt and Cellectis at a price of $19,49 per share (the closing price reported on the NASDAQ Global Market on June 14, 2018) for $1.3 million and (ii) the decrease of cash available in our Natixis liquidity contract by $0.3 million. For the six-month period ended June 2017, our net cash flows provided by financing activities reflects the exercise of 60,247 employee warrants for 0.9 million and the subscription of 148,000 non-employee warrants for $0.1 million and the increase of cash available in our Natixis liquidity contract for $0.1 million.

Operating capital requirements

To date, we have not generated any revenues from therapeutic or agricultural product sales. We do not know when, or if, we will generate any revenues from product sales. We do not expect to generate significant revenues from product sales unless and until we obtain regulatory approval of and commercialize one of our current or future product candidates. We anticipate that we will continue to generate losses for the foreseeable future, and we expect the losses to increase as we continue the development of, and seek regulatory approvals for, our product candidates, and begin to commercialize any approved products. We are subject to all risks incident in the development of new gene therapy products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. We are also subject to all risks incident in the development of new agricultural products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. We also anticipate substantial expenses related to audit, legal, regulatory and tax-related services associated with our public company obligations in the United States and our continued compliance with applicable U.S. exchange listing and SEC requirements. We anticipate that we will need additional funding in connection with our continuing operations, including for the further development of our existing product candidates and to pursue other development activities related to additional product candidates.

Until we can generate a sufficient amount of revenues from our products, if ever, we expect to finance a portion of future cash needs through public or private equity or debt financings. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates. If we raise additional funds through the issuance of additional debt or equity securities, it could result in dilution to our existing shareholders, and increased fixed payment obligations and these securities may have rights senior to those of our ordinary shares. If we incur indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•	the initiation, progress, timing, costs and results of pre-clinical and clinical studies for our product candidates;

•	the initiation, progress, timing, costs and results of field trials for our agricultural product candidates;

•	the outcome, timing and cost of regulatory approvals by U.S. and non-U.S. regulatory authorities, including the possibility that regulatory authorities will require that we perform more studies than those that we currently expect;

•	the ability of our product candidates to progress through clinical development successfully;

•	the ability of our agricultural product candidates to progress through late stage development successfully, including through field trials;

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	our need to expand our research and development activities;

•	our need and ability to hire additional personnel;

•	our need to implement additional infrastructure and internal systems, including manufacturing processes for our product candidates;

•	the effect of competing technological and market developments; and

•	the cost of establishing sales, marketing and distribution capabilities for any products for which we may receive regulatory approval.

If we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, financial condition and results of operations could be materially adversely affected.

Off-Balance Sheet Arrangements.

We have entered into (i) financial derivative instruments agreements to minimize impacts from exchange rate fluctuations and (ii) seed and grain production agreements with settlement value based on commodity market future pricing. Otherwise, we do not have any off-balance sheet arrangements as defined under SEC rules.

Item 3.	Quantitative and Qualitative Disclosures About Market Risks

Foreign Currency Exchange Risk

We derive a significant portion of our revenues, including payments under our collaboration agreement with Pfizer (which collaboration agreement has been assigned to Allogene) in U.S. dollars. Since the beginning of fiscal year 2015, we have been significantly expanding our activities in the United States, but there continues to be a currency mismatch in our cash flows since most of our expenses remain denominated primarily in euros.

Our financial condition and results of operations are measured and recorded in the relevant local base currency and then translated each closing period into euros for inclusion in our Consolidated Financial Statements. We translate balance sheet amounts at the exchange rates in effect on the date of the balance sheet, while income and cash flow items are translated at the average rate of exchange in effect for the relevant period.

While we are engaged in hedging transactions to minimize the impact of uncertainty in future exchange rates on cash flows, we may not hedge all of our foreign currency exchange rate risk. In addition, hedging transactions carry their own risks and costs, including the possibility of a default by the counterpart to the hedge transaction. We cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect our financial condition, results of operations and cash flows

Financial loss was $6.6 million for the six-month period ended June 30, 2017 compared with a financial gain of $10.0 million for the six-month period ended June 30, 2018. The change in financial result was primarily attributable to the effect of exchange rate fluctuations on our U.S. dollars cash and cash equivalent accounts and its impact on the fair value of our derivative instrument.

Interest Rate Risk

We seek to engage in prudent management of our cash and cash equivalents, mainly cash on hand and common financial instruments (typically short- and mid-term deposits). Furthermore, the interest rate risk related to cash, cash equivalents and common financial instruments is not significant based on the quality of the financial institutions with which we work.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Item 4.	Controls and Procedures

We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, as a public company, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires, among other things, that we assess the effectiveness of our disclosure controls and procedures and the effectiveness of our internal control over financial reporting at the end of each fiscal year. We issued management’s annual report on internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, as of December 31, 2017.

There have been no changes in the Company’s internal control over financial reporting during the six-month period ended June 30, 2018, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II – OTHER INFORMATION

Item 1.	Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Item 1A.	Risk Factors

There have been no material changes from the risk factors previously disclosed in the Annual Report.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3.	Defaults Upon Senior Securities

None.

Item 4.	Mine Safety Disclosures

Not Applicable.

Item 5.	Other Information

None.

Item 6.	Exhibits

None.